As filed with the Securities and Exchange Commission on November 17, 2004

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

New Skies Satellites N.V.

Rooseveltplantsoen 4
2517 KR The Hague
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): .............................N/A...................................................................................

Notice of the initial distribution of the sale proceeds to New Skies shareholders

THE HAGUE, Netherlands, November 16, 2004 – New Skies Satellites N.V. in liquidation (“New Skies” or the “company”) today announced that the company’s liquidator has resolved to make a provisional liquidation distribution (“uitkering bij voorbaat”) to New Skies’ shareholders of US$7.55 per ordinary share, representing approximately 95 percent of the net proceeds of the sale.

Holders of ordinary shares traded on Euronext Amsterdam and American Depository Shares (ADSs) traded on the New York Stock Exchange are entitled to a distribution on the shares that were registered in their name on November 2, 2004, as of the close of business. Holders of ordinary shares traded on Euronext Amsterdam will receive an amount per share of EUR 5.8245 through the affiliated institutions with Euroclear Nederland on November 17, 2004. Holders of ADSs traded on the New York Stock Exchange will receive an amount per share of US$ 7.55 on November 17, 2004. Distributions with respect to ADSs shall be made by The Bank of New York.

Holders of registered shares that were registered as such in New Skies’ share register on November 2, 2004, are entitled to an amount per share of US$7.55. Distributions with respect to registered shares will be made directly by New Skies.

Final distribution

Following this initial distribution, holders of ordinary bearer and registered shares and ADSs are entitled to a final distribution on the ordinary shares and ADSs, respectively, that were registered in their name as of the close of business on November 2, 2004.

This final distribution will constitute the remaining sale proceeds and will be made following the expiration of the statutory two-month opposition period in connection with the company’s liquidation and provided that any potential opposition has been taken into account and subject to final verification by the liquidator immediately prior to payment.

Further information of the final distribution to shareholders will be provided when the relevant dates have been determined.

Trade suspension and de-listing

Trading in the company’s ordinary shares on Euronext Amsterdam and the ADSs on the New York Stock Exchange is suspended and will continue to be suspended until the effective date of de-listing from both exchanges, which is expected to be shortly after the expiration of the statutory two-month opposition period and consequent payment of the final distribution.

About New Skies Satellites N.V. in liquidation

On June 5, 2004, New Skies Satellites N.V. signed a definitive agreement for the sale of substantially all of its assets and liabilities to New Skies Satellites B.V., an affiliate of The Blackstone Group, a leading private investment firm, for $956 million in cash, equivalent to approximately $7.96 per fully diluted share. New Skies Satellites N.V. in liquidation began formal liquidation proceedings in the Netherlands following the closing of the transaction on November 2, 2004. Its former business and operations are now being operated by the acquiring company, New Skies Satellites B.V.

For enquiries, please contact:
Jeff Bothwell
Corporate Communications, New Skies Satellites	+31 70 306 4239
Jbothwell@newskies.com	+31 6 1131 0183

Boris Djordjevic
Investor Relations, New Skies Satellites	+31 70 306 4183
bdjordjevic@newskies.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Skies Satellites N.V.

By: /s/ Tim Koster
 Name: Tim C. Koster
Title:   Managing Director of NSS Liquidator B.V.

Date: November 17, 2004